United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies on media articles

Rio de Janeiro, June 13, 2024 - Vale S.A. ("Vale") clarifies a media article published by the newspaper Valor[1] today, mentioning the search for an investor for Aliança Geração de Energia S.A. (“Aliança Energia”). In line with the material fact disclosed to the market on March 27, 2024², Vale reiterates that the closing for the acquisition of the entire 45%-stake held by Cemig Geração e Transmissão S.A. in Aliança Energia, for R$2.7 billion, is subject to customary precedent conditions.

The increased stake in Aliança Energia is an important step towards the creation of an energy platform, which will potentially include other assets from Vale's portfolio. As already disclosed to the market in the aforementioned communication, Vale is looking for potential partners for this platform among the main players in the energy market, maintaining its commitment to decarbonize its operations using renewable sources at competitive self-production costs. At this moment, no binding instrument or decision has been made regarding who will be the potential partner for the future platform or its capital structure. Vale will keep the market informed of any material facts regarding the topic.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

¹ With the title “Exclusive: Vale seeks investor for Aliança Energia”.

² Available at https://api.mziq.com/mzfilemanager/v2/d/53207d1c-63b4-48f1-96b7-19869fae19fe/443c4a79-4bf1-13bc-de1b-bad2454a21cc?origin=1 ..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 13, 2024		Director of Investor Relations